Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

KONECRANES PLC INTERIM REPORT October 21, 2015 at 9:00 a.m.

KONECRANES PLC’S INTERIM REPORT JANUARY-SEPTEMBER 2015

ORDER INTAKE UP, OPERATING PROFIT AT PREVIOUS YEAR’S LEVEL

Figures in brackets, unless otherwise stated, refer to the same period in the previous year.

THIRD QUARTER HIGHLIGHTS

- Order intake EUR 443.8 million (427.4), +3.8 percent; Service +12.7 percent and Equipment -1.9 percent.
- Order book EUR 1,075.3 million (1,026.2) at end-September, 4.8 percent higher than a year ago.
- Sales EUR 506.7 million (494.4), +2.5 percent; Service +7.3 percent and Equipment -1.7 percent.
- Operating profit excluding non-recurring items* EUR 33.3 million (34.8), 6.6 percent of sales (7.0).
- Non-recurring items* EUR 29.1 million (0.3).
- Operating profit EUR 4.1 million (34.5), 0.8 percent of sales (7.0).
- Earnings per share (diluted) EUR 0.02 (0.43).
- Net cash flow from operating activities EUR 47.1 million (64.8).
- Net debt EUR 228.5 million (200.4) and gearing 53.1 percent (46.4).

JANUARY-SEPTEMBER HIGHLIGHTS

- Order intake EUR 1,452.9 million (1,390.2), +4.5 percent; Service +10.7 percent and Equipment +0.4 percent.
- Sales EUR 1,517.2 million (1,403.2), +8.1 percent; Service +12.6 percent and Equipment +4.1 percent.
- Operating profit excluding non-recurring items* EUR 73.2 million (72.0), 4.8 percent of sales (5.1).
- Non-recurring items* EUR 40.9 million (1.6).
- Operating profit EUR 32.2 million (70.4), 2.1 percent of sales (5.0).
- Earnings per share (diluted) EUR 0.31 (0.77).
- Net cash flow from operating activities EUR -1.6 million (82.0).

*Non-recurring items include restructuring costs, transaction costs relating to the Terex merger, and the unwarranted payments due to identity theft and fraudulent actions (not deducted by crime insurance indemnity). The non-recurring items in 2014 included restructuring costs only.

MARKET OUTLOOK

Customers are cautious about investing as economic growth has slowed down across the globe. Companies operating in emerging and commodity markets are particularly under pressure to save costs. Demand outlook among customers in developed market is more stable. Continued contract base growth bodes well for the future of the service business. The quarterly Equipment order intake may fluctuate due to the timing of the large port crane projects.

Konecranes redefines its financial guidance due to booking the effect of the fraudulent actions against Konecranes as part of non-recurring items that is included in the operating profit.

PREVIOUS FINANCIAL GUIDANCE

Based on the order book, service contract base, and the near-term demand outlook, the year 2015 sales are expected to be slightly higher than in 2014. We expect the 2015 operating profit, excluding restructuring costs and transaction costs related to the Terex merger, to be approximately on the same level as in 2014.

NEW FINANCIAL GUIDANCE

Based on the order book, service contract base, and the near-term demand outlook, the year 2015 sales are expected to be slightly higher than in 2014. We expect the 2015 operating profit, excluding restructuring costs, transaction costs related to the Terex merger and the effect of the fraudulent actions against Konecranes, to be approximately on the same level as in 2014.

KEY FIGURES	Third quarter			January-September
	7-9/2015	7-9/2014	Change %	1-9/2015	1-9/2014	Change %	R12M	1-12/2014
Orders received, MEUR	443.8	427.4	3.8	1,452.9	1,390.2	4.5	1,966.2	1,903.5
Order book at end of period, MEUR				1,075.3	1,026.2	4.8		979.5
Sales total, MEUR	506.7	494.4	2.5	1,517.2	1,403.2	8.1	2,125.4	2,011.4
EBITDA excluding non-recurring items, MEUR *)	45.2	45.7	-1.0	109.5	103.5	5.8	168.2	162.2
EBITDA excluding non-recurring items, % *)	8.9%	9.2%		7.2%	7.4%		7.9%	8.1%
Operating margin excluding non-recurring items, MEUR *)	33.3	34.8	-4.4	73.2	72.0	1.6	120.2	119.1
Operating margin excluding non-recurring items, % *)	6.6%	7.0%		4.8%	5.1%		5.7%	5.9%
EBITDA, MEUR	16.2	45.3	-64.2	74.4	101.9	-27.0	131.5	159.0
EBITDA, %	3.2%	9.2%		4.9%	7.3%		6.2%	7.9%
Operating profit, MEUR	4.1	34.5	-88.0	32.2	70.4	-54.2	77.7	115.8
Operating margin, %	0.8%	7.0%		2.1%	5.0%		3.7%	5.8%
Profit before taxes, MEUR	2.0	36.1	-94.5	26.8	65.9	-59.4	68.3	107.4
Net profit for the period, MEUR	1.2	24.7	-95.0	18.2	45.1	-59.6	47.7	74.6
Earnings per share, basic, EUR	0.02	0.43	-95.2	0.31	0.78	-59.9	0.82	1.28
Earnings per share, diluted, EUR	0.02	0.43	-95.2	0.31	0.77	-59.8	0.82	1.28
Gearing, %				53.1%	46.4%			33.3%
Return on capital employed %							11.8%	17.0%
Free cash flow, MEUR	39.6	55.9		-26.2	53.3		29.9	109.4
Average number of personnel during the period				11,946	11,905	0.3		11,920
*) Non-recurring items include transaction costs (-8.5 MEUR in 1-9/2015 and 7-9/2015) which contain advisory, legal and consulting fees related to Konecranes Terex merger, restructuring costs -15.5 MEUR in 1-9/2015 and -3.7 MEUR in 7-9/2015 and the unwarranted payments due to the identity theft and fraudulent actions in a total amount of up to EUR -17.0 million. The non-recurring items in 2014 included restructuring costs only.

Acting CEO Teo Ottola:

“Our third quarter was a combination of continued tough market conditions affecting our order intake and sales, as well as successful execution of cost savings actions. Business Area Service continued to improve its operating profit in a year-on-year comparison, although the rate of the improvement came in lower than in the first half of 2015 due to the lower-than-expected sales in the quarter. Sustained robust order intake and contract base suggest that this was mostly a timing issue. Hence, we look forward to a strong fourth quarter in Service. Operating profit in Business Area Equipment, which came in slightly below the previous year, reflected the low level of deliveries during the quarter. In fact, sales declined by 6 percent year-on-year at comparable currencies, which resulted in under absorption of fixed costs in manufacturing and other operations. Demand continued weak in emerging markets and sales in North America did not meet our expectations. Additionally, there have been some delays in customers’ decision-making on new investments and execution of on-going projects. Taking these challenges into account, the third-quarter result demonstrated that our cost savings are producing results and that we are on track to reach EUR 30 million cost savings by the end of the first quarter of 2016.

As indicated in the financial guidance issued in September, the market situation remains uncertain. Those operating in emerging markets or commodities are feeling the effect of the changes in trading conditions. The impact concerning developed markets is still unclear. Against this backdrop, we continue to streamline our cost base. In addition to the previously announced EUR 30 million cost savings program, we continuously adapt our cost structure to the current demand.

The merger process with Terex, including antitrust filings, is proceeding according to plan.”

DISCLOSURE PROCEDURE

Konecranes follows the disclosure procedure enabled by Disclosure obligation of the issuer (7/2013) published by the Finnish Financial Supervision Authority. This stock exchange release is a summary of Konecranes Plc’s interim report January-September 2015. The complete report is attached to this release in pdf format and is also available on Konecranes’ website at www.konecranes.com.

ANALYST AND PRESS BRIEFING

An analyst and press conference will be held at Savoy restaurant’s Salikabinetti (address: Eteläesplanadi 14) at 11.00 a.m. Finnish time. The Interim Report will be presented by Konecranes’ Deputy CEO Teo Ottola.

A live webcast of the conference will begin at 11.00 a.m. at www.konecranes.com. Please see the stock exchange release on October 13, 2015 for the conference call details.

NEXT REPORT

Konecranes’ Financial Statements Bulletin 2014 will be published on February 3, 2016.

KONECRANES PLC

Miikka Kinnunen
Director, Investor Relations

FOR FURTHER INFORMATION, PLEASE CONTACT:
Mr. Teo Ottola, Deputy CEO and CFO, tel. +358 20 427 2040
Mr. Miikka Kinnunen, Director, Investor Relations, tel. +358 20 427 2050
Mr. Mikael Wegmüller,
Vice President, Marketing and Communications, tel. +358 20 427 2008

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2014, Group sales totaled EUR 2,011 million. The Group has 12,000 employees at 600 locations in 48 countries. Konecranes is listed on Nasdaq Helsinki (symbol: KCR1V).

DISTRIBUTION
Nasdaq Helsinki
Media
www.konecranes.com

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may”, “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus/Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

KONECRANES®
Lifting Businesses™

Interim Report
January–September 2015

Q3

4531 TB5

Q3	Interim Report January-September 2015	2

Order intake up, operating profit at
previous year’s level
Figure in brackets, unless otherwise stated, refer to the same period in the previous year.

THIRD QUARTER HIGHLIGHTS
• Order intake EUR 443.8 million (427.4), +3.8 percent; Service +12.7 percent and Equipment -1.9 percent.
• Order book EUR 1,075.3 million (1,026.2) at end-September, 4.8 percent higher than a year ago.
• Sales EUR 506.7 million (494.4), +2.5 percent; Service +7.3 percent and Equipment -1.7 percent.
• Operating profit excluding non-recurring items* EUR 33.3 million (34.8), 6.6 percent of sales (7.0).
• Non-recurring items* EUR 29.1 million (0.3).
• Operating profit EUR 4.1 million (34.5), 0.8 percent of sales (7.0).
• Earnings per share (diluted) EUR 0.02 (0.43).
• Net cash flow from operating activities EUR 47.1 million (64.8).
• Net debt EUR 228.5 million (200.4) and gearing 53.1 percent (46.4).

MARKET OUTLOOK
Customers are cautious about investing as economic growth has slowed down across the globe. Companies operating in emerging and commodity markets are particularly under pressure to save costs. Demand outlook among customers in developed market is more stable. Continued contract base growth bodes well for the future of the service business. The quarterly Equipment order intake may fluctuate due to the timing of the large port crane projects.

Konecranes redefines its financial guidance due to booking the effect of the fraudulent actions against Konecranes as part of non-recurring items that is included in the operating profit.

PREVIOUS FINANCIAL GUIDANCE
Based on the order book, service contract base, and the near-term demand outlook, the year 2015 sales are expected to be slightly higher than in 2014. We expect the 2015 operating profit, excluding restructuring costs and transaction costs related to the Terex merger, to be approximately on the same level as in 2014.

NEW FINANCIAL GUIDANCE
Based on the order book, service contract base, and the near-term demand outlook, the year 2015 sales are expected to be slightly higher than in 2014. We expect the 2015 operating profit, excluding restructuring costs, transaction costs related to the Terex merger and the effect of the fraudulent actions against Konecranes, to be approximately on the same level as in 2014.

JANUARY–SEPTEMBER HIGHLIGHTS
• Order intake EUR 1,452.9 million (1,390.2), +4.5 percent; Service +10.7 percent and Equipment +0.4 percent.
• Sales EUR 1,517.2 million (1,403.2), +8.1 percent; Service +12.6 percent and Equipment +4.1 percent.
• Operating profit excluding non-recurring items* EUR 73.2 million (72.0), 4.8 percent of sales (5.1).
• Non-recurring items* EUR 40.9 million (1.6).
• Operating profit EUR 32.2 million (70.4), 2.1 percent of sales (5.0).
• Earnings per share (diluted) EUR 0.31 (0.77).
• Net cash flow from operating activities EUR -1.6 million (82.0).

* Non-recurring items include restructuring costs, transaction costs relating to the Terex merger, and the unwarranted payments due to identity theft and fraudulent actions (not deducted by crime insurance indemnity). The non-recurring items in 2014 included restructuring costs only.

Q3	Interim Report January-September 2015	3

Key figures

	Third quarter			January–September
	7–9/2015	7–9/2014	Change %	1–9/2015	1–9/2014	Change %	R12M	1–12/2014
Orders received, MEUR	443.8	427.4	3.8	1,452.9	1,390.2	4.5	1,966.2	1,903.5
Order book at end of period, MEUR				1,075.3	1,026.2	4.8		979.5
Sales total, MEUR	506.7	494.4	2.5	1,517.2	1,403.2	8.1	2,125.4	2,011.4
EBITDA excluding non-recurring items, MEUR*)	45.2	45.7	-1.0	109.5	103.5	5.8	168.2	162.2
EBITDA excluding non-recurring items, %*)	8.9%	9.2%		7.2%	7.4%		7.9%	8.1%
Operating profit excluding non-recurring items, MEUR*)	33.3	34.8	-4.4	73.2	72.0	1.6	120.2	119.1
Operating margin excluding non-recurring items, %*)	6.6%	7.0%		4.8%	5.1%		5.7%	5.9%
EBITDA, MEUR	16.2	45.3	-64.2	74.4	101.9	-27.0	131.5	159.0
EBITDA, %	3.2%	9.2%		4.9%	7.3%		6.2%	7.9%
Operating profit, MEUR	4.1	34.5	-88.0	32.2	70.4	-54.2	77.7	115.8
Operating margin, %	0.8%	7.0%		2.1%	5.0%		3.7%	5.8%
Profit before taxes, MEUR	2.0	36.1	-94.5	26.8	65.9	-59.4	68.3	107.4
Net profit for the period, MEUR	1.2	24.7	-95.0	18.2	45.1	-59.6	47.7	74.6
Earnings per share, basic, EUR	0.02	0.43	-95.2	0.31	0.78	-59.9	0.82	1.28
Earnings per share, diluted, EUR	0.02	0.43	-95.2	0.31	0.77	-59.8	0.82	1.28
Gearing, %				53.1%	46.4%			33.3%
Return on capital employed, %							11.8%	17.0%
Free cash flow, MEUR	39.6	55.9		-26.2	53.3		29.9	109.4
Average number of personnel during the period				11,946	11,905	0.3		11,920

*) Non-recurring items include transaction costs (-8.5 MEUR in 1–9/2015 and 7–9/2015) which contain advisory, legal and consulting fees related to Konecranes Terex merger, restructuring costs -15.5 MEUR in 1–9/2015 and -3.7 MEUR in 7–9/2015 and the unwarranted payments due to the identity theft and fraudulent actions in a total amount of up to EUR -17.0 million. The non-recurring items in 2014 included restructuring costs only.

Q3	Interim Report January-September 2015	4

Acting CEO Teo Ottola:

“Our third quarter was a combination of continued tough market conditions affecting our order intake and sales, as well as successful execution of cost savings actions. Business Area Service continued to improve its operating profit in a year-on-year comparison, although the rate of the improvement came in lower than in the first half of 2015 due to the lower-than-expected sales in the quarter. Sustained robust order intake and contract base suggest that this was mostly a timing issue. Hence, we look forward to a strong fourth quarter in Service. Operating profit in Business Area Equipment, which came in slightly below the previous year, reflected the low level of deliveries during the quarter. In fact, sales declined by 6 percent year-on-year at comparable currencies, which resulted in under absorption of fixed costs in manufacturing and other operations. Demand continued weak in emerging markets and sales in North America did not meet our expec-

tations. Additionally, there have been some delays in customers’ decision-making on new investments and execution of on-going projects. Taking these challenges into account, the third-quarter result demonstrated that our cost savings are producing results and that we are on track to reach EUR 30 million cost savings by the end of the first quarter of 2016.
As indicated in the financial guidance issued in September, the market situation remains uncertain. Those operating in emerging markets or commodities are feeling the effect of the changes in trading conditions. The impact concerning developed markets is still unclear. Against this backdrop, we continue to streamline our cost base. In addition to the previously announced EUR 30 million cost savings program, we continuously adapt our cost structure to the current demand.
The merger process with Terex, including antitrust filings, is proceeding according to plan.”

Q3	Interim Report January-September 2015	5

Konecranes Plc
Interim report January–September 2015

MARKET REVIEW
In January–September, emerging economies struggled, while industrial production in the euro area saw a slight upturn. At the same time, the U.S. economic data was still generally positive, but some signs of weaker momentum could be observed in the business conditions.
American factory output, measured by the Purchasing Managers’ Index (PMI), continued in the expansive territory, although the rate of growth softened from 2014. The U.S. manufacturing capacity utilization rate was above the previous year’s level on average in January–September. However, the capacity utilization rate levelled off during 2015.
According to the PMI surveys in the Eurozone, manufac-turing production growth accelerated in January–September 2015, but the overall rate of expansion remained moderate. Germany, Spain, the Netherlands, and Italy were the leading lights, whereas the French manufacturing sector contracted for the most of the first nine months of 2015. Correspondingly, the EU capacity utilization was slightly up on a year-on-year basis.
Based on the January–September 2015 Purchasing Man-agers’ Indexes, manufacturing activity worsened further in the BRIC countries with the exception of India. PMIs in Brazil, China, and Russia pointed to a contraction of manufacturing output, while the signs of modest growth could be observed in India.
Overall, the activity in the world’s manufacturing sector, according to the aggregated JPMorgan Global Manufacturing PMI, continued to increase in January–September 2015, but the rate of growth weakened from 2014 and it was only slightly above stagnation at the end of the period.
Compared to the previous year, the demand for cranes and hoists improved among industrial customers in Europe, whereas the demand weakened in the Americas, Middle East and Asia. The demand for heavy-duty cranes continued to suffer from the low investment activity within the process industries. Demand for lift trucks was strong across the globe, with the exception of Middle East and Africa.
The growth of global container traffic was weak at approximately 1 percent in January–September 2015. In the third quarter, container throughput declined by approximately 1 percent. Declining port handling volumes have been reported predominantly in some Asian ports, as well as in the Baltic Sea. The demand for yard cranes was robust.
The demand growth for lifting equipment services was driven by EMEA and Asia-Pacific, where as the demand was stable in the Americas.

Raw material prices, including steel and copper, contin-ued to be under downward pressure in January–September 2015 and were clearly down on year-on-year basis. The EUR/USD exchange rate stabilized in the second quarter of 2015 at the level that was clearly below the previous year’s corresponding period.
Note: Unless otherwise stated, the figures in brackets in the sections below refer to the same period in the previous year.

ORDERS RECEIVED
January–September orders received totaled EUR 1,452.9 million (1,390.2), representing an increase of 4.5 percent compared to previous year. Orders received grew by 10.7 percent in Service and by 0.4 percent in Equipment compared to a year before. Group orders received rose in the Americas and APAC but were stable in EMEA.
Third-quarter order intake rose by 3.8 percent from a year before and totaled EUR 443.8 million (427.4). Order intake increased in Service by 12.7 percent, but decreased by 1.9 percent in Equipment. Order intake grew in EMEA and APAC, while it declined in the Americas.

ORDER BOOK
The value of the order book at end-September totaled EUR 1,075.3 million. The order book increased by 4.8 percent from the last year’s comparison figure of EUR 1,026.2 million, but decreased by 2.3 percent from end-June 2015 when it stood at EUR 1,100.4 million. Service accounted for EUR 185.4 million (17 percent) and Equipment for EUR 889.9 million (83 percent) of the total end-September order book.

SALES
Group sales in January–September increased by 8.1 per-cent from the previous year and totaled EUR 1,517.2 million (1,403.2). Sales in Service grew by 12.6 percent and in Equipment by 4.1 percent.
Third-quarter sales rose by 2.5 percent from a year ago and totaled EUR 506.7 million (494.4). Sales increased in Service by 7.3 percent, but decreased in Equipment by 1.7 percent.
At end-September, the regional breakdown calculated on a rolling 12 months basis was as follows: EMEA 46 (46), Americas 38 (36) and APAC 16 (18) percent.

Q3	Interim Report January-September 2015	6

NET SALES BY REGION, MEUR

	7–9/2015	7–9/2014	1–9/2015	1–9/2014	Change percent	Change % at comparable currency rates	R12M	1–12/2014
EMEA	239.2	231.0	671.0	649.3	3.3	2.3	967.7	946.0
AME	201.6	178.3	591.4	508.9	16.2	0.4	810.0	727.5
APAC	66.0	85.1	254.8	245.1	4.0	-5.6	347.7	338.0
Total	506.7	494.4	1,517.2	1,403.2	8.1	0.2	2,125.4	2,011.4

CURRENCY RATE EFFECT
In a year-on-year comparison, the currency rates had a positive effect on the orders and sales in January–September. The reported order intake increased by 4.5 percent, but decreased by 2.8 percent at comparable currency rates. Reported sales grew by 8.1 percent and by 0.2 percent at comparable currency rates.
In January–September, the reported order intake in Service increased by 10.7 percent and by 0.7 percent at comparable currency rates. In Equipment, the reported order intake increased by 0.4 percent, but decreased by 5.4 percent at comparable currency rates. In Service, the reported sales increased by 12.6 percent and by 2.6 percent at comparable currency rates. The corresponding figures in Equipment sales were +4.1 percent and -2.5 percent.
The currency rates continued to have a positive impact on the orders and sales in the third quarter in a year-on-year comparison. The reported order intake rose by 3.8 percent, but fell by 2.8 percent at comparable currency rates. Reported sales increased by 2.5 percent, but decreased by 3.0 percent at comparable currency rates.
In the third quarter, the reported order intake in Service increased by 12.7 percent and by 4.0 percent at comparable currency rates. In Equipment, the reported order intake decreased by 1.9 percent and by 7.4 percent at comparable currency rates. In Service, the reported sales increased by 7.3 percent, but decreased by 0.6 percent at comparable currency rates. The corresponding figures in Equipment sales were -1.7 percent and -5.5 percent.

FINANCIAL RESULT
The consolidated operating profit in January–September totaled EUR 32.2 million (70.4), decreasing in total by EUR 38.1 million. The consolidated operating margin fell to 2.1 percent (5.0). The operating profit includes restructuring costs of EUR 15.5 million (1.6) due to the cost savings program of EUR 30 million announced in 2014. In addition, the operating profit includes transaction costs of EUR 8.5 million (0.0) related to the Terex merger announced in August 2015. In August, Konecranes announced that one its foreign subsidiaries has become the victim of a fraud. The operating profit includes the unwarranted payments due to the identity theft and fraudulent actions in a total amount of up to EUR -17.0 million. The operating margin rose in Service to 9.2 percent (8.9), whereas in Equipment it declined to 0.7 percent (3.1).
In January–September 2015, Service’s operating margin excluding restructuring costs improved due to the sales growth and higher gross margin. The Equipment operating margin excluding restructuring costs was affected by lower sales at comparable currency rates and unfavorable sales mix. Moreover, the amortization related to new IT systems increased from the previous year.
The consolidated operating profit in the third quarter totaled EUR 4.1 million (34.5). The consolidated operating margin in the third quarter declined to 0.8 percent (7.0). The operating profit includes restructuring costs of EUR 3.7 million (0.3), merger transaction costs of EUR 8.5 million (0.0) and unwarranted payments due to identity theft totaling EUR -17.0 million. The operating margin in Service fell to 10.3 percent (10.9) and in Equipment to 3.1 percent (4.6).
In the third quarter of 2015, Service’s operating margin excluding restructuring costs fell due to lower sales at comparable currencies and higher fixed costs. The Equipment operating margin excluding restructuring costs was affected by lower sales at comparable currency rates. Moreover, amortization related to new IT systems increased from the previous year.
In January–September, the depreciation and impairments totaled EUR 42.2 million (31.5). This included write-offs of EUR 5.8 million (0.0) to intangible and tangible assets. The amortization arising from the purchase price allocations for acquisitions represented EUR 3.9 million (5.2) of the depreciation and impairments.
In January–September, the share of the result of associated companies and joint ventures was EUR 3.6 million (2.8).
Net financial expenses totaled EUR 9.0 million (7.3). Net interest expenses were EUR 7.3 million (8.1) of this.
The January–September profit before taxes was EUR 26.8 million (65.9).
Income taxes in January–September were EUR -8.6 million (-20.7). The Group’s estimated effective tax rate was 32.0 percent (31.5).
Net profit for January–September was EUR 18.2 million (45.1).
Diluted earnings per share for January–September were EUR 0.31 (0.77).

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On a rolling twelve-month basis, the return on capital employed was 11.8 percent (15.6) and the return on equity 11.1 percent (15.6).

BALANCE SHEET
The consolidated balance sheet stood at EUR 1,495.0 million (1,487.0) at end-September. Total equity at the end of the report period was EUR 430.3 million (431.6). On Sep-tember 30, the total equity attributable to equity holders of the parent company was EUR 430.2 million (431.5) or EUR 7.32 per share (7.45).
Net working capital amounted to EUR 334.4 million (280.6) at end-September. Net working capital increased mainly due to higher inventories and accounts receivable as well as lower advance payments received.

CASH FLOW AND FINANCING
Net cash from operating activities in January–September was EUR -1.6 million (82.0) representing EUR -0.03 per diluted share (1.41). Net cash from operations in the third quarter was EUR 47.1 million (64.8).
Cash flow from capital expenditures amounted to EUR -26.6 million (-30.4). Cash flow from capital expenditures in the third quarter was to EUR -8.4 million (-9.0).
Cash flow before financing activities was EUR -32.1 mil-lion (48.3). Cash flow before financing activities in the third quarter was EUR 33.8 million (55.9).
On September 30, 2015, the interest-bearing net debt was EUR 228.5 million (200.4). Solidity was 33.5 percent (34.1) and gearing 53.1 percent (46.4).
The Group’s liquidity remained healthy. At the end of the third quarter, cash and cash equivalents amounted to EUR 65.4 million (102.2). None of the Group’s EUR 300.0 million committed back-up financing facilities were in use at the end of the period.
In June, Konecranes signed a EUR 200 million five-year revolving credit facility with two 12-month extension options with its core relationship banks. The committed credit facility refinanced the existing EUR 200 million facility signed in December 2010 and will be used for the general corporate purposes of the Group.

CAPITAL EXPENDITURE
January–September capital expenditure, excluding acquisitions and joint arrangements, amounted to EUR 25.8 million (34.2). This amount consisted of investments in machinery, equipment, properties, and information technology.
Capital expenditure including acquisitions and joint arrangements was EUR 25.8 million (34.2).

ACQUISITIONS AND DISPOSALS
Capital expenditure on acquisitions and joint arrangements was EUR 0.0 million (0.0).
In August, Konecranes acquired 46 percent of its controlled subsidiary CJSC Zaporozhje Kran Holding in Ukraine and now owns 95 percent of the company. The purchase price totaled EUR 3.0 million, which reduced equity by the same amount.

PERSONNEL
In January–September, the Group employed an average of 11,946 people (11,905). On 30 September, the headcount was 11,997 (11,980). At end-September, the number of personnel by Business Area was as follows: Service 6,515 employees (6,259), Equipment 5,428 employees (5,666) and Group staff 54 (55). The Group had 6,276 employees (6,241) working in EMEA, 2,998 (2,822) in the Americas, and 2,723 (2,917) in the APAC region.
Personnel effect of the cost savings program of EUR 30 million announced in 2014 was 307 employees in January– September. During the same period, the number of personnel increased by approximately 110 employees due to harmonization of reporting.

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Business areas

SERVICE

	7–9/2015	7–9/2014	1–9/2015	1–9/2014	Change percent	R12M	1–12/2014
Orders received, MEUR	202.3	179.6	609.2	550.3	10.7	809.7	750.8
Order book, MEUR	185.4	166.2	185.4	166.2	11.6		152.6
Contract base value, MEUR	208.5	192.7	208.5	192.7	8.2		196.0
Net sales, MEUR	242.4	225.9	716.4	636.4	12.6	975.1	895.1
EBITDA, MEUR	29.3	28.8	80.0	68.1	17.4	115.1	103.3
EBITDA, %	12.1%	12.8%	11.2%	10.7%		11.8%	11.5%
Depreciation and amortization, MEUR	-4.4	-4.3	-13.1	-11.8	11.5	-17.7	-16.4
Impairments, MEUR	0.0	0.0	-1.1	0.0		-1.1	0.0
Operating profit (EBIT), MEUR	24.8	24.5	65.7	56.4	16.6	96.3	86.9
Operating profit (EBIT), %	10.3%	10.9%	9.2%	8.9%		9.9%	9.7%
Restructuring costs, MEUR	-0.5	-0.3	-3.4	-1.4		-4.2	-2.2
Operating profit (EBIT) excluding restructuring costs, MEUR	25.4	24.9	69.1	57.7	19.7	100.5	89.1
Operating profit (EBIT) excluding restructuring costs, %	10.5%	11.0%	9.6%	9.1%		10.3%	10.0%
Capital employed, MEUR	213.2	204.6	213.2	204.6	4.2		200.2
ROCE%						46.1%	44.8%
Capital expenditure, MEUR	5.7	2.0	11.4	10.8	5.0	21.0	20.5
Personnel at the end of period	6,515	6,259	6,515	6,259	4.1		6,285

January–September orders received totaled EUR 609.2 million (550.3) showing an increase of 10.7 percent. The increase in order intake was almost entirely explained by currency changes. The order book increased by 11.6 percent to EUR 185.4 million (166.2) from a year before. Sales increased by 12.6 percent to EUR 716.4 million (636.4). Sales grew in all regions. Parts sales grew faster than the field service sales.
The operating profit, excluding restructuring costs of EUR 3.4 million (1.4), was EUR 69.1 million (57.7) and the operating margin 9.6 percent (9.1). Operating profit including restructuring costs was EUR 65.7 million (56.4) and the operating margin 9.2 percent (8.9). The operating margin excluding restructuring costs improved due to the sales growth and higher gross margin.
The third quarter order intake increased by 12.7 percent and totaled EUR 202.3 million (179.6). Third quarter sales totaled EUR 242.4 million (225.9) and were 7.3 percent higher than a year ago. Sales grew in the Americas and Asia-

Pacific, where sales in EMEA were flat. Parts sales continued to grow faster than field service sales.
Operating profit excluding restructuring costs of EUR 0.5 million (0.3) was EUR 25.4 million (24.9) and the operating margin 10.5 percent (11.0). Operating profit including restructuring costs was EUR 24.8 million (24.5) and the operating margin 10.3 percent (10.9). Service’s operating margin excluding restructuring costs fell due to lower sales at comparable currencies and higher fixed costs.
The total number of equipment included in the maintenance contract base increased by 2.3 percent to 454,473 (444,079). The annual value of the contract base increased by 8.2 percent to EUR 208.5 million (192.7). At comparable currency rates, the value of the contract base rose by 3.8 percent.
The number of service technicians at end-September was 4,132, which is 115 or 2.9 percent more than at the end of September 2014.

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EQUIPMENT

	7–9/2015	7–9/2014	1–9/2015	1–9/2014	Change percent	R12M	1–12/2014
Orders received, MEUR	268.7	274.0	921.4	917.5	0.4	1,266.5	1,262.5
Order book, MEUR	889.9	860.0	889.9	860.0	3.5		826.9
Net sales, MEUR	290.1	295.1	879.0	844.6	4.1	1,256.2	1,221.7
EBITDA, MEUR	16.5	20.0	33.4	45.1	-25.9	60.0	71.6
EBITDA, %	5.7%	6.8%	3.8%	5.3%		4.8%	5.9%
Depreciation and amortization, MEUR	-7.3	-6.4	-22.6	-19.2	17.5	-29.4	-26.0
Impairments, MEUR	-0.2	0.0	-4.7	0.0		-4.7	0.0
Operating profit (EBIT), MEUR	9.0	13.6	6.2	25.9	-76.2	25.9	45.6
Operating profit (EBIT), %	3.1%	4.6%	0.7%	3.1%		2.1%	3.7%
Restructuring costs, MEUR	-3.1	0.0	-12.1	-0.3		-12.9	-1.0
Operating profit (EBIT) excluding restructuring costs, MEUR	12.1	13.6	18.3	26.1	-30.1	38.8	46.7
Operating profit (EBIT) excluding restructuring costs, %	4.2%	4.6%	2.1%	3.1%		3.1%	3.8%
Capital employed, MEUR	350.0	367.8	350.0	367.8	-4.8		353.5
ROCE%						7.2%	12.5%
Capital expenditure, MEUR	6.0	6.7	14.4	23.4	-38.4	30.6	39.6
Personnel at the end of period	5,428	5,666	5,428	5,666	-4.2		5,639

January–September orders received totaled EUR 921.4 million (917.5) showing an increase of 0.4 percent. Orders grew in Asia-Pacific, but were at the previous year’s level in EMEA, whereas order intake declined in the Americas. Orders for industrial cranes accounted for approximately 35 percent of the orders received and were lower than a year ago. Components generated approximately 25 percent of the new orders and were below last year’s level. The combined orders for port cranes and lift trucks amounted to approximately 40 percent of the orders received and were higher than a year ago.
The order book increased by 3.5 percent to EUR 889.9 million (860.0) from a year before. Sales increased by 4.1 percent to EUR 879.0 million (844.6). At comparable currency rates, sales decreased from the previous year. The operating profit, excluding restructuring costs of EUR 12.1 million (0.3), was EUR 18.3 million (26.1) and the operating margin 2.1 percent (3.1). Operating profit including restructuring costs was EUR 6.2 million (25.9) and 0.7 percent of the sales (3.1). The Equipment operating margin excluding restructuring costs was affected by lower sales at comparable currency rates and unfavorable sales mix. Moreover, the amortization related to new IT systems increased from the previous year.
The third-quarter order intake fell by 1.9 percent and totaled EUR 268.7 million (274.0). Orders received rose in EMEA and Asia-Pacific, but fell in the Americas. Compared to the previous year, orders for port cranes rose whereas orders for industrial cranes, crane components and lift trucks fell from the previous year.
The third-quarter sales totaled EUR 290.1 million (295.1) and were 1.7 percent lower than a year ago. The operating profit, excluding restructuring costs of EUR 3.1 million (0.0), was EUR 12.1 million (13.6) and the operating margin 4.2 percent (4.6). Third-quarter operating profit including restructuring costs was EUR 9.0 million (13.6), and the operating margin 3.1 percent (4.6). The Equipment operating margin excluding restructuring costs was affected by lower sales at comparable currency rates. Moreover, amortization related to new IT systems increased from the previous year.

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Group overheads
Unallocated Group overhead costs and eliminations were EUR –39.6 million (–11.9) in the reporting period representing 2.6 percent of sales (0.8). These included transaction costs of EUR 8.5 million (0.0) related to the Terex merger.
On August 14, Konecranes announced that one of its foreign subsidiaries has become the victim of a fraud. The perpetrators had through identity theft and other fraudulent actions managed to induce the subsidiary to make unwarranted payments in a total amount of up to EUR 17.0 million, which is included in unallocated Group overhead costs. Konecranes has reported the crime to the police authorities in the relevant countries and is working closely with the authorities to recover its losses and to bring the perpetrators of the fraud to justice. Konecranes has a crime insurance policy covering the entire group of companies with a coverage of EUR 10 million.

MERGER WITH TEREX CORPORATION
On August 11, Konecranes and Terex Corporation (”Terex”) announced that their respective Boards of Directors have unanimously approved a definitive agreement to combine their businesses in a merger of equals. Under the agreement, Terex shareholders will receive 0.80 Konecranes shares for each existing Terex share. Upon closing of the merger between Terex and Konecranes (the “Merger”), based on current fully diluted shares outstanding, Terex shareholders will own approximately 60 percent and Konecranes shareholders will own approximately 40 percent of the combined company.
The combined company, to be called Konecranes Terex Plc (“Konecranes Terex”), is planned to be listed on Nasdaq Helsinki and New York Stock Exchange. The Merger is expected to be accretive to both companies’ shareholders in the first full year after closing.
The combined company expects to achieve at least EUR 110 million of annual pre-tax cost synergies from procurement savings, optimization of operations as well as selling, general, and administrative efficiencies. In addition, Konecranes Terex anticipates to realize post-tax income enhancement from financing, cash management and structure optimization of at least EUR 32 million annually. In total, these synergies are expected to result in EUR 109 million of annual net income benefits to be fully implemented within 3 years from closing. The combined company expects to incur approximately EUR 110 million in related one-time costs over the first 24 months after closing to achieve the synergies.
The joint intention of Konecranes and Terex for Konecranes Terex is to execute a share buy-back program post-closing of up to USD 1.5 billion, split between ca. USD 500 million as soon as possible after closing and up to an additional USD 1.0 billion executed within 24 months after closing. The dividend policy for the combined company will be set by the Board after closing. However, given the enhanced growth profile of the combined business, it is expected that the combined company will maintain the current annual divi-

dend of EUR 1.05 share paid by Konecranes. The combined company’s intention is to strengthen the balance sheet of the new entity over time.
Konecranes Terex will be incorporated in Finland, with headquarters in Hyvinkää, Finland and Westport, Connecticut, USA. Upon closing of the transaction, the combined company is planned to have a Board of Directors comprising nine members, five Directors among which will be nominated by Terex and four Directors by Konecranes. Konecranes’ current Chairman of the Board will become Konecranes Terex’ Chairman and the Terex CEO will become Konecranes Terex’ CEO. Should Terex determine to appoint a new CEO before the completion of the transaction, the parties have agreed to do this in close collaboration between the Boards of Directors of Terex and Konecranes.
The transaction is subject to approval by both Terex and Konecranes shareholders, regulatory approvals and other closing conditions. Closing of the transaction is expected to occur during the first half of 2016.
Terex announced on September 8 that it has received the requisite consents (the “Consents”) from holders of its USD 850,000,000 6.00% Senior Notes due 2021 and USD 300,000,000 6.50% Senior Notes due 2020 (jointly the “Notes”) to certain proposed amendments to the indentures governing “Change of Control” and certain other terms and conditions of the Notes. The consent solicitation was conducted by Terex in connection with the Merger.
Due to the receipt of the Consents, and subject to certain remaining conditions to the consent solicitation, the Merger will not constitute a ”Change of Control” under the indentures governing the Notes. If any Notes will remain outstanding following the consummation of the Merger, Konecranes Terex intends to unconditionally guarantee Terex’s obligations under each indenture and series of Notes within 30 calendar days following the consummation of the Merger. Konecranes will not issue such guarantee unless the Merger is consummated.

ADMINISTRATION
The resolutions of the Konecranes Annual General Meeting and the Board of Directors’ organizing meeting have been published in the stock exchange releases dated March 26, 2015.
On July 29, Konecranes announced that Panu Routila (b. 1964) has been appointed President and CEO of Konecranes Plc. He succeeds Pekka Lundmark who left Konecranes on September 5 to pursue his career outside the company.
The Board of Directors of Konecranes Plc appointed CFO Teo Ottola Deputy CEO. The Deputy CEO uses the powers of the CEO if the CEO position is not filled or in situations when the CEO is incapacitated to fulfil his duties. Teo Ottola has been the acting CEO since September 5.
On August 11, Konecranes announced that Nina Kopola has announced her resignation from the Board of Directors of Konecranes Plc. Ms. Kopola resigned from the Board due to

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possible conflicts of interest that could arise from her position as the Board member of Metso Corporation (“Metso”). Terex and Metso are competitors within materials processing.

SHARE CAPITAL AND SHARES
On September 30, 2015, the company’s registered share capital totaled EUR 30.1 million. On September 30, 2015, the number of shares including treasury shares totaled 63,272,342.
On September 30, 2015, Konecranes Plc was in possession of 4,539,913 own shares, which corresponds to 7.2 percent of the total number of shares and which, at that date, had a market value of EUR 101.5 million.
All shares carry one vote per share and equal rights to dividends.

SHARES SUBSCRIBED FOR UNDER
STOCK OPTION RIGHTS
In January–September, 733,495 treasury shares were transferred to the subscribers, pursuant to the Konecranes Plc’s stock options 2009B.
At end-September 2015, Konecranes Plc’s stock options 2009 entitled the holders to subscribe to a total of 638,500 shares. The option programs include approximately 200 company’s key persons.
The terms and conditions of the stock option programs are available on Konecranes’ website at www.konecranes.com.

MARKET CAPITALIZATION AND TRADING VOLUME
The closing price for Konecranes Plc’s shares on the Nasdaq Helsinki was EUR 22.36 on September 30, 2015. The volume-weighted average share price in January–September was EUR 28.59, the highest price being EUR 34.98 in August and the lowest EUR 20.98 in September. In January–September, the trading volume on the Nasdaq Helsinki totaled 45.9 million Konecranes Plc shares corresponding to a turnover of approximately EUR 1,311.4 million. The average daily trading volume was 244,038 shares representing an average daily turnover of EUR 7.0 million.
In addition, according to Fidessa, approximately 71.4 million Konecranes’ shares were traded on other trading venues (e.g. multilateral trading facilities and bilateral OTC trades) in January–September 2015.
On September 30, 2015, the total market capitalization of Konecranes Plc’s shares was EUR 1,414.8 million including treasury shares. The market capitalization was EUR 1,313.3 million excluding treasury shares.

FLAGGING NOTIFICATIONS
On February 5, 2015, Konecranes received a disclosure under Chapter 9, Section 5 of the Securities Market Act, according to which the holding of Harris Associates L.P. in Konecranes Plc has decreased below 5 percent. Harris Associates L.P. held 3,158,600 Konecranes Plc’s shares on February 4, 2015, which is 4.99 percent of the Konecranes Plc’s shares and votes.
On April 20, 2015, Konecranes received a disclosure under Chapter 9, Section 5 of the Securities Market Act, according to which the holding of Harris Associates L.P. in Konecranes Plc has exceeded 5 percent. Harris Associates L.P. held 3,200,000 Konecranes Plc’s shares on April 17, 2015, which is 5.06 percent of the Konecranes Plc’s shares and votes.
On May 14, 2015, Konecranes received a disclosure under Chapter 9, Section 5 of the Securities Market Act, according to which the holding of Sanderson Asset Management LLP in Konecranes Plc has exceeded 5 percent. Sanderson Asset Management LLP held 3,239,980 Konecranes Plc’s shares on May 13, 2015, which is 5.12 percent of the Konecranes Plc’s shares and votes.
On September 18, 2015, Konecranes received a disclosure under Chapter 9, Section 5 of the Securities Market Act, according to which the holding of Harris Associates Investment Trust in Konecranes Plc has exceeded 5 percent. Harris Associates Investment Trust held 3,177,500 Konecranes Plc’s shares on September 17, 2015, which is 5.02 percent of Konecranes Plc’s shares and votes.

EVENTS AFTER THE END OF THE REPORTING PERIOD
On October 12, Konecranes announced that Panu Routila will start as the new President and CEO of Konecranes Plc on November 1, 2015. CFO Teo Ottola will continue as the Deputy CEO.
Terex announced on October 15, 2015, that MBA John L. Garrison, Jr. has been appointed President and CEO of Terex as of November 2, 2015. Under the business combination agreement between Konecranes and Terex, Konecranes’ current Chairman of the Board will become Konecranes Terex’ Chairman and the Terex CEO will become Konecranes Terex’ CEO upon and subject to the completion of the merger. Since the regulatory approvals are still pending, the Board of Directors of Konecranes has only noted the appointment.

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RISKS AND UNCERTAINTIES
Konecranes operates in emerging countries that entail political, economic, and regulatory uncertainties. Adverse changes in the operating environment of these countries may result in currency losses, elevated delivery costs, or loss of assets. Konecranes operates a crane factory in Zaporozhye, Ukraine. The value of the total assets related to the Zaporozhye factory amounted to approximately EUR 10 million on September 30, 2015.
The operations in emerging countries have had a negative impact on the aging structure of accounts receivable and may increase credit losses or the need for higher provisions for doubtful accounts.
Konecranes has made several acquisitions and expanded organically into the new countries. A failure to integrate the acquired business or grow newly established operations may result in an impairment of goodwill and other assets.
One of the key strategic initiatives of Konecranes is oneKONECRANES. This initiative involves a major capital expenditure for the information systems. Higher-than-expected development or implementation costs or a failure to extract business benefits from the new processes and systems may lead to an impairment of assets or decrease in profitability.
Konecranes delivers projects, which involve the risks related to, for example, engineering and project execution including Konecranes’ suppliers. A failure to plan or manage these projects may lead to higher-than-estimated costs or disputes with customers.
Challenges in financing, e.g., due to the currency fluctuations, may force customers to postpone projects or even to cancel the existing orders. Konecranes intends to avoid incurring costs for major projects under construction in excess of advance payments. However, it is possible that the cost-related commitments in some projects temporarily exceed the amount of advance payments.
The completion of the Merger is subject to a number of conditions, including, among other things, the approval by Terex stockholders of the merger proposal, the approval by Konecranes shareholders of all of the proposals relating to the merger and the obtainment of antitrust and other regulatory approvals in the United States, the European Union, China and certain other jurisdictions, which make the completion and timing of the completion of the merger uncertain. In addition, either Terex or Konecranes may terminate the business combination agreement if the Merger has not been completed by August 10, 2016 (subject to certain extension rights).
The Group’s other risks are presented in the Annual Report.

MARKET OUTLOOK
Customers are cautious about investing as economic growth has slowed down across the globe. Companies operating in emerging and commodity markets are particularly under pressure to save costs. Demand outlook among customers in developed market is more stable. Continued contract base growth bodes well for the future of the service business. The quarterly Equipment order intake may fluctuate due to the timing of the large port crane projects.

PREVIOUS FINANCIAL GUIDANCE
Based on the order book, service contract base, and the near-term demand outlook, the year 2015 sales are expected to be slightly higher than in 2014. We expect the 2015 operating profit, excluding restructuring costs and transaction costs related to the Terex merger, to be approximately on the same level as in 2014.

NEW FINANCIAL GUIDANCE
Based on the order book, service contract base, and the near-term demand outlook, the year 2015 sales are expected to be slightly higher than in 2014. We expect the 2015 operating profit, excluding restructuring costs, transaction costs related to the Terex merger and the effect of the fraudulent actions against Konecranes, to be approximately on the same level as in 2014.

Helsinki, October 21, 2015
Konecranes Plc
Board of Directors

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FORWARD LOOKING STATEMENTS
This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.
Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION
This document relates to the proposed merger of Terex and Konecranes through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”)

to be filed by Konecranes with the SEC, the Prospectus/ Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.
The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www. sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.
Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes’ directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex’ directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex’ directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Q3	Interim Report January-September 2015	14

Disclaimer
It should be noted that certain statements in this report, which are not historical facts, including, without limitation, those regarding

• expectations for general economic development and market situation,

• expectations for general developments in the industry,

• expectations regarding customer industry profitability and investment willingness,

• expectations for company growth, development and  profitability,

• expectations regarding market demand for the company’s  products and services,

• expectations regarding the successful completion of  acquisitions on a timely basis and our ability to achieve  the set targets and synergies,

• expectations regarding competitive conditions,

• expectations regarding cost savings,

• and statements preceded by ”believes,” ”expects,” ”anticipates,” ”foresees” or similar expressions, are  forward-looking statements. These statements are  based on current expectations, decisions and plans and  currently known facts. Therefore, they involve risks and  uncertainties, which may cause actual results to materially differ from the results currently expected by the  company. Such factors include, but are not limited to,

• general economic conditions, including fluctuations in  exchange rates and interest levels,

• the competitive situation, especially significant products or services developed by our competitors,

• industry conditions,

• the company’s own operating factors, including the success of production, product development, project management, quality, and timely delivery of our products and services and their continuous development,

• the success of the pending and future acquisitions and restructurings.

Q3	Interim Report January-September 2015	15

Summary financial statements
and notes

Accounting principles
The presented financial information is prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the EU.
The figures presented in the tables below have been rounded to one decimal, which should be taken into account when reading the sum figures.
The numbers stated in this bulletin have not been subject to audit.

Q3	Interim Report January-September 2015	16

Consolidated statement of income

EUR million	7–9/2015	7–9/2014	1–9/2015	1–9/2014	Change %	1–12/2014
Sales	506.7	494.4	1,517.2	1,403.2	8.1	2,011.4
Other operating income	0.1	0.9	0.6	2.2		2.8
Depreciation and impairments	-12.1	-10.9	-42.2	-31.5		-43.1
Other operating expenses 1)	-490.6	-449.9	-1,443.4	-1,303.6		-1,855.2
Operating profit	4.1	34.5	32.2	70.4	-54.2	115.8
Share of associates' and joint ventures' result	0.5	0.4	3.6	2.8		3.7
Financial income and expenses	-2.7	1.3	-9.0	-7.3		-12.1
Profit before taxes	2.0	36.1	26.8	65.9	-59.4	107.4
Taxes	-0.8	-11.4	-8.6	-20.7		-32.8
NET PROFIT FOR THE PERIOD	1.2	24.7	18.2	45.1	-59.7	74.6
Net profit for the period attributable to:
Shareholders of the parent company	1.2	24.7	18.2	44.9		74.4
Non-controlling interest	0.0	0.0	0.0	0.2		0.2

Earnings per share, basic (EUR)	0.02	0.43	0.31	0.78	-59.9	1.28
Earnings per share, diluted (EUR)	0.02	0.43	0.31	0.77	-59.8	1.28

1) Other operating expenses include the unwarranted payments due to the identity theft and fraudulent actions in a total amount of up to EUR -17.0 million.

Consolidated statement of comprehensive income

EUR million	7–9/2015	7–9/2014	1–9/2015	1–9/2014	1–12/2014
Net profit for the period	1.2	24.7	18.2	45.1	74.6
Items that can be reclassified into profit or loss
Cash flow hedges	6.3	-7.1	-1.5	-11.2	-14.0
Exchange differences on translating foreign operations	-9.0	15.1	12.7	16.3	19.9
Income tax relating to items that can be reclassified into profit or loss	-1.3	1.4	0.3	2.2	2.8
Items that cannot be reclassified into profit or loss
Re-measurement gains (losses) on defined benefit plans	-1.9	1.1	-0.8	2.1	-16.7
Income tax relating to items that cannot be reclassified into profit or loss	0.4	-0.2	0.2	-0.5	4.7
Other comprehensive income for the period, net of tax	-5.5	10.3	11.0	9.0	-3.3
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	-4.2	35.0	29.2	54.1	71.2
Total comprehensive income attributable to:
Shareholders of the parent company	-4.2	35.0	29.2	54.0	71.2
Non-controlling interest	0.0	0.0	0.0	0.1	0.1

Q3	Interim Report January-September 2015	17

Consolidated balance sheet

EUR million

ASSETS	30.9.2015	30.9.2014	31.12.2014
Non-current assets
Goodwill	106.7	104.3	104.8
Intangible assets	96.6	88.2	101.2
Property, plant and equipment	142.5	149.8	150.5
Advance payments and construction in progress	30.9	44.3	30.0
Investments accounted for using the equity method	45.8	42.6	43.1
Available-for-sale investments	1.0	1.0	1.0
Deferred tax assets	79.7	65.4	70.0
Total non-current assets	503.1	495.6	500.4

Current assets
Inventories
Raw material and semi-manufactured goods	168.3	153.8	165.1
Work in progress	215.7	201.9	159.1
Advance payments	14.9	19.5	11.3
Total inventories	398.9	375.2	335.5
Accounts receivable	355.3	345.7	364.9
Loans receivable	0.0	0.2	0.0
Other receivables	22.2	24.5	24.5
Current tax assets	11.9	14.0	13.4
Deferred assets	138.2	129.5	140.7
Cash and cash equivalents	65.4	102.2	97.9
Total current assets	991.9	991.4	977.0
TOTAL ASSETS	1,495.0	1,487.0	1,477.4

Q3	Interim Report January-September 2015	18

Consolidated balance sheet

EUR million

EQUITY AND LIABILITIES	30.9.2015	30.9.2014	31.12.2014
Equity attributable to equity holders of the parent company
Share capital	30.1	30.1	30.1
Share premium account	39.3	39.3	39.3
Fair value reserves	-9.8	-6.3	-8.6
Translation difference	16.5	0.1	3.7
Paid in capital	66.5	52.1	52.2
Retained earnings	269.4	271.3	258.1
Net profit for the period	18.2	44.9	74.4
Total equity attributable to equity holders of the parent company	430.2	431.5	449.2

Non-controlling interest	0.1	0.1	0.1
Total equity	430.3	431.6	449.2

Liabilities

Non-current liabilities
Interest-bearing liabilities	160.9	169.1	167.2
Other long-term liabilities	99.1	78.8	97.3
Deferred tax liabilities	20.2	18.2	18.5
Total non-current liabilities	280.3	266.1	283.0

Provisions	48.1	45.8	45.2

Current liabilities
Interest-bearing liabilities	132.9	133.8	80.2
Advance payments received	210.6	222.5	202.7
Progress billings	0.2	0.3	1.5
Accounts payable	114.5	110.4	137.1
Other short-term liabilities (non-interest bearing)	28.2	27.7	26.0
Current tax liabilities	11.6	15.5	18.9
Accruals	238.3	233.3	233.5
Total current liabilities	736.4	743.6	699.9

Total liabilities	1,064.7	1,055.5	1,028.1

TOTAL EQUITY AND LIABILITIES	1,495.0	1,487.0	1,477.4

Q3	Interim Report January-September 2015	19

Consolidated statement
of changes in equity

	Equity attributable to equity holders of the parent company
		Share premium	Cash flow	Translation
EUR million	Share capital	account	hedges	difference
Balance at 1 January, 2015	30.1	39.3	-8.6	3.7
Options exercised
Dividends paid to equity holders
Share based payments recognized against equity
Total comprehensive income			-1.2	12.7
Balance at 30 September, 2015	30.1	39.3	-9.8	16.5

Balance at 1 January, 2014	30.1	39.3	2.6	-16.3
Options exercised
Dividends paid to equity holders
Share based payments recognized against equity
Total comprehensive income			-8.9	16.4
Balance at 30 September, 2014	30.1	39.3	-6.3	0.1

	Equity attributable to equity
	holders of the parent company
	Paid in	Retained		Non-controlling	Total
EUR million	capital	earnings	Total	interest	equity
Balance at 1 January, 2015	52.2	332.5	449.2	0.1	449.2
Options exercised	14.3	0.0	14.3		14.3
Dividends paid to equity holders		-61.5	-61.5		-61.5
Share based payments recognized against equity		2.2	2.2		2.2
Donations		-0.2	-0.2		-0.2
Acquisitions		-3.0	-3.0		-3.0
Total comprehensive income		17.7	29.2	0.0	29.2
Balance at 30 September, 2015	66.5	287.7	430.2	0.1	430.3

Balance at 1 January, 2014	51.0	331.4	438.1	6.4	444.5
Options exercised	1.1	0.0	1.1		1.1
Dividends paid to equity holders		-60.8	-60.8		-60.8
Share based payments recognized against equity		0.9	0.9		0.9
Acquisitions		-1.9	-1.9	-6.4	-8.3
Total comprehensive income		46.6	54.0	0.1	54.1
Balance at 30 September, 2014	52.1	316.2	431.5	0.1	431.6

Q3	Interim Report January-September 2015	20

Consolidated cash flow statement

EUR million	1–9/2015	1–9/2014	1–12/2014
Cash flow from operating activities
Net income	18.2	45.1	74.6
Adjustments to net income
Taxes	8.6	20.7	32.8
Financial income and expenses	9.0	7.3	12.2
Share of associates' and joint ventures' result	-3.6	-2.8	-3.7
Dividend income	0.0	0.0	-0.1
Depreciation and impairments	42.2	31.5	43.1
Profits and losses on sale of fixed assets	-0.3	-0.4	-0.3
Other adjustments	1.3	-1.1	-1.7
Operating income before change in net working capital	75.4	100.4	157.0
Change in interest-free short-term receivables	28.9	47.0	21.9
Change in inventories	-54.5	-40.0	4.4
Change in interest-free short-term liabilities	-10.5	2.6	0.6
Change in net working capital	-36.0	9.5	26.9
Cash flow from operations before financing items and taxes	39.3	109.9	183.8
Interest received	3.2	1.9	3.1
Interest paid	-10.8	-10.1	-13.4
Other financial income and expenses	-13.5	4.7	5.0
Income taxes paid	-19.9	-24.4	-30.1
Financing items and taxes	-40.9	-27.9	-35.4
NET CASH FROM OPERATING ACTIVITIES	-1.6	82.0	148.4
Cash flow from investing activities
Acquisition of Group companies, net of cash	-5.9	-6.2	-6.2
Divestment of Businesses, net of cash	0.0	1.2	1.2
Capital expenditures	-26.6	-30.4	-42.0
Proceeds from sale of fixed assets	2.0	1.8	3.0
Dividends received	0.0	0.0	0.1
NET CASH USED IN INVESTING ACTIVITIES	-30.5	-33.7	-43.9

Cash flow before financing activities	-32.1	48.3	104.5
Cash flow from financing activities
Proceeds from options exercised and share issues	14.3	1.1	1.2
Proceeds from long-term borrowings	0.0	50.0	50.0
Repayments of long-term borrowings	-7.2	-13.9	-15.7
Proceeds from (+), payments of (-) short-term borrowings	53.6	-58.2	-114.0
Change in short-term receivables	0.0	0.0	0.2
Dividends paid to equity holders of the parent	-61.5	-60.8	-60.8
NET CASH USED IN FINANCING ACTIVITIES	-0.7	-81.8	-139.0

Translation differences in cash	0.3	3.4	0.3

CHANGE OF CASH AND CASH EQUIVALENTS	-32.5	-30.0	-34.3
Cash and cash equivalents at beginning of period	97.9	132.2	132.2
Cash and cash equivalents at end of period	65.4	102.2	97.9
CHANGE OF CASH AND CASH EQUIVALENTS	-32.5	-30.0	-34.3

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the reporting period.

Q3	Interim Report January-September 2015	21

FREE CASH FLOW

EUR million	1–9/2015	1–9/2014	1–12/2014
Net cash from operating activities	-1.6	82.0	148.4
Capital expenditures	-26.6	-30.4	-42.0
Proceeds from sale of fixed assets	2.0	1.8	3.0
Free cash flow	-26.2	53.4	109.4

Segment information

1. BUSINESS SEGMENTS

EUR million

Orders received by Business Area	1–9/2015	% of total	1–9/2014	% of total	1–12/2014	% of total
Service 1)	609.2	40	550.3	37	750.8	37
Equipment	921.4	60	917.5	63	1,262.5	63
./. Internal	-77.6		-77.5		-109.9
Total	1,452.9	100	1,390.2	100	1,903.5	100

1) Excl. Service Contract Base

Order book total 2)	30.9.2015	% of total	30.9.2014	% of total	31.12.2014	% of total
Service	185.4	17	166.2	16	152.6	16
Equipment	889.9	83	860.0	84	826.9	84
./. Internal	0.0		0.0		0.0
Total	1,075.3	100	1,026.2	100	979.5	100

2) Percentage of completion deducted

Sales by Business Area	1–9/2015	% of total	1–9/2014	% of total	1–12/2014	% of total
Service	716.4	45	636.4	43	895.1	42
Equipment	879.0	55	844.6	57	1,221.7	58
./. Internal	-78.2		-77.7		-105.4
Total	1,517.2	100	1,403.2	100	2,011.4	100

Operating profit (EBIT) by Business Area	1–9/2015		1–9/2014		1–12/2014
excluding non-recurring items	MEUR	EBIT %	MEUR	EBIT %	MEUR	EBIT %
Service	69.1	9.6	57.7	9.1	89.1	10.0
Equipment	18.3	2.1	26.1	3.1	46.7	3.8
Group costs and eliminations	-14.2		-11.9		-16.7
Total	73.2	4.8	72.0	5.1	119.1	5.9

Operating profit (EBIT) by Business Area	1–9/2015		1–9/2014		1–12/2014
including non-recurring items	MEUR	EBIT %	MEUR	EBIT %	MEUR	EBIT %
Service	65.7	9.2	56.4	8.9	86.9	9.7
Equipment	6.2	0.7	25.9	3.1	45.6	3.7
Group costs and eliminations	-39.6		-11.9		-16.7
Total	32.2	2.1	70.4	5.0	115.8	5.8

Q3	Interim Report January-September 2015	22

Segment information

	30.9.2015	30.9.2014	31.12.2014
Capital Employed and ROCE%	MEUR	MEUR	MEUR	ROCE %
Service	213.2	204.6	200.2	44.8
Equipment	350.0	367.8	353.5	12.5
Unallocated Capital Employed	167.8	162.0	143.0
Total	730.9	734.4	696.7	17.0

	30.9.2015	30.9.2014	31.12.2014
Business segment assets	MEUR	MEUR	MEUR
Service	399.1	376.3	383.5
Equipment	863.8	853.7	837.4
Unallocated Capital Employed	232.1	257.0	256.4
Total	1,495.0	1,487.0	1,477.4

	30.9.2015	30.9.2014	31.12.2014
Business segment liabilities	MEUR	MEUR	MEUR
Service	186.0	171.7	183.3
Equipment	513.8	486.0	484.0
Unallocated Capital Employed	365.0	397.8	360.8
Total	1,064.7	1,055.5	1,028.1

Personnel by Business Area
(at the end of the period)	30.9.2015	% of total	30.9.2014	% of total	31.12.2014	% of total
Service	6,515	54	6,259	52	6,285	52
Equipment	5,428	45	5,666	47	5,639	47
Group staff	54	0	55	0	58	0
Total	11,997	100	11,980	100	11,982	100

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by market	1-9/2015	% of total	1-9/2014	% of total	1-12/2014	% of total
Europe-Middle East-Africa (EMEA)	671.0	44	649.3	46	946.0	47
Americas (AME)	591.4	39	508.9	36	727.5	36
Asia-Pacific (APAC)	254.8	17	245.1	17	338.0	17
Total	1,517.2	100	1,403.2	100	2,011.4	100

Personnel by region
(at the end of the period)	30.9.2015	% of total	30.9.2014	% of total	31.12.2014	% of total
Europe-Middle East-Africa (EMEA)	6,276	52	6,241	52	6,240	52
Americas (AME)	2,998	25	2,822	24	2,858	24
Asia-Pacific (APAC)	2,723	23	2,917	24	2,884	24
Total	11,997	100	11,980	100	11,982	100

Q3	Interim Report January-September 2015	23

Notes

KEY FIGURES	30.9.2015	30.9.2014	Change %	31.12.2014
Earnings per share, basic (EUR)	0.31	0.78	-59.9	1.28
Earnings per share, diluted (EUR)	0.31	0.77	-59.8	1.28

Return on capital employed %, Rolling 12 Months (R12M)	11.8	15.6	-24.4	17.0
Return on equity %, Rolling 12 Months (R12M)	11.1	15.6	-28.8	16.7

Equity per share (EUR)	7.32	7.45	-1.7	7.75

Current ratio	1.3	1.3	0.0	1.3
Gearing %	53.1	46.4	14.4	33.3
Solidity %	33.5	34.1	-1.8	35.2

EBITDA, EUR million	74.4	101.9	-27.0	159.0

Investments total (excl. acquisitions), EUR million	25.8	34.2	-24.6	60.0

Interest-bearing net debt, EUR million	228.5	200.4	14.0	149.5

Net working capital, EUR million	334.4	280.6	19.2	265.7

Average number of personnel during the period	11,946	11,980	-0.3	11,920

Average number of shares outstanding, basic	58,475,416	57,898,703	1.0	57,908,972
Average number of shares outstanding, diluted	58,500,195	58,035,993	0.8	58,034,096
Number of shares outstanding	58,732,429	57,937,721	1.4	57,943,927

Interest-bearing net debt:	Interest-bearing liabilities (non current and current) - cash and cash equivalents - loans receivable (non current and current)

Net working capital:	Non interest-bearing current assets + deferred tax assets - Non interest-bearing current liabilities - deferred tax liabilities - provisions

Q3	Interim Report January-September 2015	24

Notes

The period end exchange rates*:	25.9.2015	26.9.2014	Change %	31.12.2014
USD - US dollar	1.115	1.273	14.2	1.214
CAD - Canadian dollar	1.485	1.415	-4.7	1.406
GBP - Pound sterling	0.735	0.781	6.3	0.779
CNY - Chinese yuan	7.108	7.799	9.7	7.536
SGD - Singapore dollar	1.586	1.619	2.1	1.606
SEK - Swedish krona	9.392	9.213	-1.9	9.393
NOK - Norwegian krone	9.513	8.168	-14.1	9.042
AUD - Australian dollar	1.590	1.448	-8.9	1.483

The period average exchange rates*:	25.9.2015	26.9.2014	Change %	31.12.2014
USD - US dollar	1.114	1.356	21.7	1.329
CAD - Canadian dollar	1.403	1.483	5.7	1.466
GBP - Pound sterling	0.727	0.812	11.7	0.806
CNY - Chinese yuan	6.958	8.360	20.1	8.186
SGD - Singapore dollar	1.519	1.705	12.3	1.682
SEK - Swedish krona	9.370	9.040	-3.5	9.098
NOK - Norwegian krone	8.806	8.277	-6.0	8.352
AUD - Australian dollar	1.461	1.476	1.0	1.472

* Konecranes applies a weekly calendar in its financial reporting. The presented exchange rates are determined by rates on the last Friday of the period.

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	30.9.2015	30.9.2014	31.12.2014
For own commercial obligations
Guarantees	437.0	365.6	404.8
Leasing liabilities
Next year	34.2	33.7	32.9
Later on	81.4	65.6	68.5
Other	0.3	0.3	0.2
Total	552.9	465.2	506.3

Leasing contracts comply with normal practices in the countries concerned.

Contingent liabilities relating to litigation
Various legal actions, claims and other proceedings are pending against the Group in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, vehicles and other matters involving claims of general liability.
While the final outcome of these matters cannot be predicted with certainty, Konecranes is of the opinion, based on the information available to date and considering the grounds presented for such claims, the available insurance coverage and the reserves made, that the outcome of such actions, claims and other proceedings, if unfavorable, would not have a material, adverse impact on the financial condition of the Group.

Contingent assets
Company has contingent asset of EUR 10.0 million from the crime insurance against the unwarranted payments due to the identity theft and fraudulent actions.

Q3	Interim Report January-September 2015	25

Notes

IMPAIRMENTS
Restructuring actions during the first, second and third quarter of 2015 have led to an impairment of intangible assets (mainly customer relations as well as software) and tangible assets (machinery and equipment), which were written off by EUR 5.8 million.

FINANCIAL INSTRUMENTS
IFRS 7 requires that the classification of financial instruments at fair value be determined by reference to the source of inputs used to derive the fair value. This classification uses the following three-level hierarchy:

•	Level 1 - quoted prices in active markets for identical financial instruments

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the financial instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 - inputs for the financial instrument that are not based on observable market data (unobservable inputs)

Classification of financial instruments within the IFRS 7 fair value hierarchy: level 2 for all values as of 30 September 2015. There were no changes for classification within the fair value hierarchy.

Derivatives are initially recorded in the balance sheet at fair value and subsequently measured at fair value at each balance sheet date. All derivatives are carried as assets when fair value is positive and liabilities when fair value is negative. Derivative instruments that are not designated as hedges (hedge accounting) are measured at fair value, and the change in fair value is recognized in the consolidated statement of income. When the derivative is designated as a hedge (hedge accounting) the effective part of the change in fair value is recognized in other comprehensive income. Any ineffective part is recognized in the consolidated statement of income. The foreign exchange forward contracts are measured based on the closing date’s observable spot exchange rates and the quoted yield curves of the respective currencies. Interest rate swaps are measured based on present value of the cash flows, which are discounted based on the quoted yield curves.

CARRYING AMOUNT OF FINANCIAL ASSETS AND LIABILITIES IN THE BALANCE SHEET

EUR million
Financial assets 30.9.2015	Financial assets/ liabilities at fair value through income statement	Loans and receivables	Available-for-sale financial assets	Financial assets/ liabilities measured at amortized cost	Total carrying amounts by balance sheet item	Total Fair value
Non-current financial assets
Long-term interest-bearing receivables	0.0	0.0	0.0	0.0	0.0	0.0
Other financial assets	0.0	0.0	1.0	0.0	1.0	1.0
Current financial assets
Short-term interest-bearing receivables	0.0	0.0	0.0	0.0	0.0	0.0
Account and other receivables	0.0	377.5	0.0	0.0	377.5	377.5
Derivative financial instruments	8.7	0.0	0.0	0.0	8.7	8.7
Cash and cash equivalents	0.0	65.4	0.0	0.0	65.4	65.4
Total	8.7	442.9	1.0	0.0	452.5	452.5

Financial liabilities 30.9.2015
Non-current financial liabilities
Interest-bearing liabilities	0.0	0.0	0.0	160.9	160.9	160.9
Derivative financial instruments	1.3	0.0	0.0	0.0	1.3	1.3
Other payables	0.0	0.0	0.0	3.7	3.7	3.7
Current financial liabilities
Interest-bearing liabilities	0.0	0.0	0.0	132.9	132.9	132.9
Derivative financial instruments	7.2	0.0	0.0	0.0	7.2	7.2
Account and other payables	0.0	0.0	0.0	142.7	142.7	142.7
Total	8.5	0.0	0.0	440.3	448.8	448.8

Q3	Interim Report January-September 2015	26
Notes

EUR million
Financial assets 30.9.2015	Financial assets/ liabilities at fair value through income statement	Loans and receivables	Available-for-sale financial assets	Financial assets/ liabilities measured at amortized cost	Total carrying amounts by balance sheet item	Total Fair value
Non-current financial assets
Long-term interest-bearing receivables	0.0	0.0	0.0	0.0	0.0	0.0
Other financial assets	0.0	0.0	1.0	0.0	1.0	1.0
Current financial assets
Short-term interest-bearing receivables	0.0	0.2	0.0	0.0	0.2	0.2
Account and other receivables	0.0	370.2	0.0	0.0	370.2	370.2
Derivative financial instruments	9.2	0.0	0.0	0.0	9.2	9.2
Cash and cash equivalents	0.0	102.2	0.0	0.0	102.2	102.2
Total	9.2	472.7	1.0	0.0	482.8	482.8

Financial liabilities 30.9.2014
Non-current financial liabilities
Interest-bearing liabilities	0.0	0.0	0.0	169.1	169.1	169.1
Derivative financial instruments	2.2	0.0	0.0	0.0	2.2	2.2
Other payables	0.0	0.0	0.0	2.2	2.2	2.2
Current financial liabilities
Interest-bearing liabilities	0.0	0.0	0.0	133.8	133.8	133.8
Derivative financial instruments	16.4	0.0	0.0	0.0	16.4	16.4
Account and other payables	0.0	0.0	0.0	138.2	138.2	138.2
Total	18.6	0.0	0.0	443.3	461.8	461.8

NOMINAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	30.9.2015	30.9.2015	30.9.2014	30.9.2014	31.12.2014	31.12.2014
	Nominal	Fair	Nominal	Fair	Nominal	Fair
EUR million	value	value	value	value	value	value
Foreign exchange forward contracts	728.8	2.2	683.7	-6.8	663.1	-9.4
Currency options	6.1	0.0	0.0	0.0	35.8	-0.2
Interest rate swaps	100.0	-1.3	100.0	-2.2	100.0	-2.0
Electricity derivatives	1.5	-0.6	2.3	-0.4	2.2	-0.5
Total	836.4	0.3	786.0	-9.4	801.0	-12.1

Derivatives are used for hedging currency and interest rate risks, as well as the risk of electricity price fluctuations. The Com¬pany applies hedge accounting on the derivatives used to hedge cash flows in large projects in Business Area Equipment and to interest rates of certain long-term loans.

ACQUISITIONS AND DIVESTMENTS
In May Konecranes sold a minor machine tool service operation in Norway. The disposal of the operation resulted EUR 0.0 million profit reported in the other operating income of the statement of income. In August Konecranes acquired 46% of its controlled subsidiary CJSC Zaporozhje Kran Holding in Ukraine and now owns 95% of the company. The purchase price totaled EUR 3.0 million, which reduced equity by the same amount. Konecranes has also paid the deferred consideration of EUR 2.8 million of its fully owned subsidiary Konecranes Manufacturing (Jiangsu) Co. Ltd (former Sanma Hoists and Cranes Co. Ltd.).

Q3	Interim Report January-September 2015	27

Quarterly figures

CONSOLIDATED STATEMENT OF INCOME, QUARTERLY

EUR million	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Sales	506.7	535.6	474.9	608.1	494.4	481.6	427.3
Other operating income	0.1	0.3	0.3	0.5	0.9	0.8	0.5
Depreciation and impairments	-11.9	-12.7	-11.7	-11.6	-10.9	-11.1	-9.5
Non-recurring items*)	-29.1	-9.5	-2.3	-1.6	-0.3	-0.9	-0.4
Other operating expenses	-461.6	-497.4	-449.4	-550.0	-449.6	-449.6	-402.7
Operating profit	4.1	16.3	11.8	45.5	34.5	20.7	15.2
Share of associates' and joint ventures' result	0.5	1.7	1.3	0.9	0.4	1.5	1.0
Financial income and expenses	-2.7	-1.3	-5.1	-4.8	1.3	-5.1	-3.5
Profit before taxes	2.0	16.7	8.1	41.6	36.1	17.1	12.7
Taxes	-0.8	-5.3	-2.5	-12.1	-11.4	-5.4	-4.0
Net profit for the period	1.2	11.4	5.6	29.5	24.7	11.7	8.7

*) Non-recurring items include transaction costs (-8.5 MEUR in 1–9/2015 and 7–9/2015) which contain advisory, legal and consulting fees related to Konecranes Terex merger, restructuring costs -15.5 MEUR in 1–9/2015 and -3.7 MEUR in 7–9/2015 and the unwarranted payments due to the identity theft and fraudulent actions in a total amount of up to EUR -17.0 million. The non-recurring items in 2014 included restructuring costs only.

CONSOLIDATED BALANCE SHEET, QUARTERLY

EUR million

ASSETS	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Goodwill	106.7	108.7	110.3	104.8	104.3	102.1	102.0
Intangible assets	96.6	94.2	98.0	101.2	88.2	90.4	85.5
Property, plant and equipment	142.5	146.7	155.8	150.5	149.8	143.8	143.2
Other	157.3	157.7	154.8	144.0	153.2	148.8	148.8
Total non-current assets	503.1	507.4	518.9	500.4	495.5	485.2	479.5

Inventories	398.9	383.9	390.8	335.5	375.2	358.9	353.8
Receivables and other current assets	527.6	521.3	535.2	543.6	514.1	518.0	566.0
Cash and cash equivalents	65.4	72.7	147.6	97.9	102.2	149.9	141.5
Total current assets	991.9	978.0	1,073.6	977.0	991.5	1,026.8	1,061.3

Total assets	1,495.0	1,485.4	1,592.5	1,477.4	1,487.0	1,512.0	1,540.8

EQUITY AND LIABILITIES	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Total equity	430.3	436.9	425.7	449.2	431.6	396.1	388.7

Non-current liabilities	280.3	281.9	281.0	283.0	266.1	269.8	222.0
Provisions	48.1	49.1	49.0	45.2	45.8	41.9	45.7
Advance payments received	210.6	176.0	184.6	202.7	222.5	213.5	227.5
Other current liabilities	525.7	541.4	652.3	497.2	521.1	590.7	656.9
Total liabilities	1,064.7	1,048.5	1,166.9	1,028.1	1,055.5	1,115.9	1,152.1

Total equity and liabilities	1,495.0	1,485.4	1,592.5	1,477.4	1,487.0	1,512.0	1,540.8

Q3	Interim Report January-September 2015	28

Quarterly figures

CONSOLIDATED CASH FLOW STATEMENT - QUARTERLY

EUR million	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Operating income before change in net working capital	15.9	33.1	26.4	56.6	44.9	30.2	25.3
Change in net working capital	37.2	-14.3	-58.9	17.3	26.4	26.8	-43.7
Financing items and taxes	-5.9	-13.2	-21.8	-7.5	-6.5	-14.9	-6.5
Net cash from operating activities	47.1	5.7	-54.4	66.4	64.8	42.1	-24.9

Cash flow from investing activities	-13.3	-8.9	-8.2	-10.2	-8.9	-17.0	-7.8

Cash flow before financing activities	33.8	-3.3	-62.6	56.2	55.9	25.1	-32.7

Proceeds from options exercised and share issues	0.0	2.5	11.8	0.1	0.0	0.6	0.5
Change of interest-bearing debt	-38.1	-10.7	95.2	-57.4	-107.2	41.4	43.7
Dividends paid to equity holders of the parent	0.0	-61.5	0.0	0.0	0.0	-60.8	0.0
Net cash used in financing activities	-38.1	-69.6	106.9	-57.3	-107.2	-18.7	44.2

Translation differences in cash	-3.0	-2.0	5.3	-3.1	3.6	2.1	-2.3
Change of cash and cash equivalents	-7.3	-74.9	49.7	-4.2	-47.7	8.5	9.2

Cash and cash equivalents at beginning of period	72.7	147.6	97.9	102.2	149.9	141.5	132.2
Cash and cash equivalents at end of period	65.4	72.7	147.6	97.9	102.2	149.9	141.5
Change of cash and cash equivalents	-7.3	-74.9	49.7	-4.2	-47.7	8.5	9.2

Free Cash Flow	39.6	-3.3	-62.6	56.0	55.9	30.1	-32.6

Q3	Interim Report January-September 2015	29

Quarterly figures

QUARTERLY SEGMENT INFORMATION

EUR million

Orders received by Business Area	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Service 1)	202.3	211.8	195.0	200.5	179.6	185.3	185.4
Equipment	268.7	302.6	350.1	345.1	274.0	364.2	279.2
./. Internal	-27.2	-24.2	-26.2	-32.3	-26.2	-26.0	-25.3
Total	443.8	490.3	518.8	513.3	427.4	523.5	439.3

1) Excl. Service Contract Base

Order book by Business Area	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Service	185.4	181.7	174.3	152.6	166.2	164.4	149.6
Equipment	889.9	918.6	936.8	826.9	860.0	865.5	788.3
Total	1,075.3	1,100.4	1,111.1	979.5	1,026.2	1,029.9	937.9

Sales by Business Area	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Service	242.4	248.2	225.8	258.6	225.9	211.6	199.0
Equipment	290.1	313.5	275.4	377.2	295.1	295.2	254.3
./. Internal	-25.8	-26.1	-26.3	-27.7	-26.5	-25.2	-25.9
Total	506.7	535.6	474.9	608.1	494.4	481.6	427.3

Operating profit (EBIT) by Business Area excluding non-recurring items	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Service	25.4	23.7	19.9	31.4	24.9	16.7	16.1
Equipment	12.1	8.4	-2.3	20.5	13.6	10.1	2.5
Group costs and eliminations	-4.3	-6.4	-3.4	-4.9	-3.7	-5.2	-3.0
Total	33.3	25.7	14.2	47.1	34.8	21.6	15.6

Operating margin, (EBIT %) by Business Area excluding non-recurring items	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Service	10.5%	9.6%	8.8%	12.1%	11.0%	7.9%	8.1%
Equipment	4.2%	2.7%	-0.8%	5.4%	4.6%	3.4%	1.0%
Group EBIT % total	6.6%	4.8%	3.0%	7.7%	7.0%	4.5%	3.6%

Q3	Interim Report January-September 2015	30

Quarterly figures

QUARTERLY SEGMENT INFORMATION

Personnel by Business Area (at the end of the period)	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Service	6,515	6,387	6,307	6,285	6,259	6,220	6,223
Equipment	5,428	5,460	5,544	5,639	5,666	5,624	5,637
Group staff	54	53	54	58	55	51	51
Total	11,997	11,900	11,905	11,982	11,980	11,895	11,911

Sales by market	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Europe-Middle East-Africa (EMEA)	239.2	230.6	201.2	296.7	231.0	217.5	200.8
Americas (AME)	201.6	200.4	189.4	218.6	178.3	177.4	153.1
Asia-Pacific (APAC)	66.0	104.5	84.3	92.9	85.1	86.6	73.4
Total	506.7	535.6	474.9	608.1	494.4	481.6	427.3

Personnel by region (at the end of the period)	Q3/2015	Q2/2015	Q1/2015	Q4/2014	Q3/2014	Q2/2014	Q1/2014
Europe-Middle East-Africa (EMEA)	6,276	6,217	6,217	6,240	6,241	6,213	6,235
Americas (AME)	2,998	2,931	2,889	2,858	2,822	2,803	2,783
Asia-Pacific (APAC)	2,723	2,752	2,799	2,884	2,917	2,879	2,893
Total	11,997	11,900	11,905	11,982	11,980	11,895	11,911

Q3	Interim Report January-September 2015	31

ANALYST AND PRESS BRIEFING

An analyst and press conference will be held at Savoy restaurant’s Salikabinetti (address: Eteläesplanadi 14) at 11.00 a.m. Finnish time. The Interim Report will be presented by Konecranes’ Deputy CEO Teo Ottola.
A live webcast of the conference will begin at 11.00 a.m. at www.konecranes.com. Please see the stock exchange release on October 13, 2015 for the conference call details.

NEXT REPORT
Konecranes’ Financial Statements Bulletin 2015 will be published on February 3, 2016.

KONECRANES PLC

Miikka Kinnunen
Director, Investor Relations

ADDITIONAL INFORMATION

Mr. Teo Ottola,
Deputy CEO and CFO,
tel. +358 20 427 2040

Mr. Miikka Kinnunen,
Director, Investor Relations,
tel. +358 20 427 2050

Mr. Mikael Wegmüller,
Vice President, Marketing and Communications,
tel. +358 20 427 2008

DISTRIBUTION

Nasdaq Helsinki
Media
www.konecranes.com

Konecranes is a world-leading group of Lifting BusinessesTM, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2014, Group sales totaled EUR 2,011 million. The Group has 12,000 employees at 600 locations in 48 countries. Konecranes is listed on Nasdaq Helsinki (symbol: KCR1V).

www.konecranes.com